Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1. Notice for the Convening of an Ordinary and Extraordinary Shareholders Meeting,
April 10, 2007

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39  NIRE 35.300.109.724

Notice for the Convening of an

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar are hereby invited to attend an Ordinary and Extraordinary Shareholders' Meeting, to be held on April 25, 2007, at 2:00 p.m., at Company Headquarters located at Av. Brigadeiro Luís Antônio, N.º 1343, 9th floor, in the City and State of São Paulo, with the purpose of deliberating on the following matters:

At the Ordinary Shareholders’ Meeting

1)	To examine and approve the management report, financial statements and asset balance sheet referring to the year ended on December 31, 2006, supported by a report from our Independent Auditors;

2)	To ratify the approval of the capital budget for the year 2007, in accordance with the decision of the Board of Directors on February 12, 2007;

3)	To decide on the destination of net earnings for the year ending, with the ratification of dividends referring to this financial period, already distributed and paid;

4)	To elect the members of the Fiscal Council and set their remuneration;

5)	To elect the members of the Board of Directors, and to set the management's remuneration.

At the Special Shareholders’ Meeting:

1)	Consolidation of the Company Bylaws.

We hereby announce that the minimum percentage of voting capital necessary for requesting a multiple vote, for the election of members of the Board of Directors, is 5% (five percent) of the voting capital, according to CVM Instruction Nº 282/98.

Holders of nominative shares that are held in collective custody, in order to attend the Shareholders Meeting, must provide a shareholder position statement a minimum of two working days in advance of the meeting date, showing the respective shareholding, provided by the custodial body.

The shareholder’s position as the holder of common shares shall be proven by consultation of the share registry book.

(Notice for the convening of OESM of Ultrapar Participações S.A., of April 10, 2007)

Shareholders may be represented at the Shareholders Meetings by a proxy constituted less than a year in advance, being the proxy a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents the holders of the funds under management, the presentation of the respective power of attorney being required, which must be deposited at Company Headquarters with the Investor Relations Department by 5.30 p.m. on April 24, 2007, failure to do so resulting in the inability to act as proxy.

São Paulo, April 10, 2007

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date: April 10, 2007
	By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Notice for the Convening of an Ordinary and Extraordinary Shareholders Meeting, April 10, 2007)